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                           March 9, 2021

       Alex Fitzpatrick
       General Counsel
       Evofem Biosciences, Inc.
       12400 High Bluff Drive, Suite 600
       San Diego, CA 92130

                                                        Re: Evofem Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2021
                                                            File No. 333-253881

       Dear Mr. Fitzpatrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at (202) 551-6001 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Adam Lenain